SCHEDULE A

Series of Bridge Builder Trust	Expense Caps	Initial Expiration Dates
Bridge Builder Large Cap Growth Fund	0.51%	April 27, 2016
Bridge Builder Large Cap Value Fund	0.51%	April 27, 2016
Bridge Builder Small/Mid Cap Growth Fund	0.73%	April 27, 2016
Bridge Builder Small/Mid Cap Value Fund	0.73%	April 27, 2016
Bridge Builder Core Plus Bond Fund	0.42%	October 28, 2016
Bridge Builder Municipal Bond Fund	0.48%	October 28, 2016
Bridge Builder International Equity Fund	0.67%	October 28, 2016